Exhibit 99.83

Bitzero Holdings Inc. Announces Investor Relations Engagement & Renewals

VANCOUVER, BC – February 10th, 2026 - Bitzero Holdings Inc., (CSE: BITZ.U) (OTCQB: BTZRF) (FSE:000) (“Bitzero” or the “Company”), the Company focused on sustainable Blockchain and High-Performance Computing data centers, is pleased to announce enhancements to its investor relations program, including the engagement of Plutus Invest & Consulting GmbH (“Plutus”) and the renewal of contracts with i2i Marketing Group, LLC (“i2i”) and Native Ads, Inc. (“Native Ads”). These engagements reflect the Company’s continued commitment to strengthening shareholder communications, expanding market awareness, and supporting its long-term growth objectives.

Pursuant to the respective contract terms detailed below, the Company has entered into agreements with the following firms for investor relations and market engagement services. The named firms operate at arm’s length to the Company with no beneficial ownership of securities of the Company, and no right to or intent to acquire such interest pursuant to the agreements entered into between the Company and such firms. Compensation paid by the Company does not include the issuance of any securities of the Company.

●	i2i Marketing Group, LLC with a business address of 1107 Key Plaza, Suite 222, Key West, FL 33040, USA to provide marketing services including social media management, content creation, distribution, digital marketing, digital advertising and any other marketing services as agreed upon by the Company for distribution by email and on popular online investor platforms, in exchange for cash compensation of US$125,000. The agreement commenced on September 30th, 2025 and has been renewed on February 10th, 2026 for a period of six months or until the retainer is depleted. I2i can be at contact@i2illc.com or by telephone at (240) 315-4665.

●	Native Ads, Inc. with a business address of 244 Fifth Avenue, Suite N-249 New York, N.Y. 10001 USA to provide a marketing campaign that includes cost per click advertising, media buying and content distribution, search engine marketing, content creation, web development, advertising creative development, search engine optimization, campaign optimization, and reporting and data insights services, in exchange for total retainer cash compensation of US$75,000. The agreement commenced on February 17th, 2025 and has been renewed on February 10th, 2026 for an additional term of up to twelve months or until the retainer is depleted. Native Ads can be contacted at support@nativeads.com or by telephone at 1-866-773-3540.

●	Plutus Invest & Consulting GmbH with a business address of Buchstrasse 13, Bremen 28195, Germany, to provide design and implementation of an advertisement-based investor awareness campaign focused on the European investment market, primarily through digital marketing, digital advertising, email distribution, and on popular online investor platforms, in exchange for cash compensation of €100,000. The agreement between the Company and Plutus commences on February 6th, 2026 for a term of twelve months following its execution, with the option to extend or renew upon mutual agreement. Plutus can be contacted at contact@plutusinvest.de or by telephone at +49 421 17540174.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The company focuses on data center development, Bitcoin mining, and obtaining strategic data center hosting partnerships. Bitzero Holdings Inc. now has four data center locations in the North American and Scandinavian regions, powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

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Bitzero Investor Contact

Mohammed Bakhashwain

+44 777 303 0394

investors@bitzero.com

Bitzero Press Contact

Amy Dardinger

bitzero@nextpr.com

Forward-Looking Information Disclaimer

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable Canadian securities laws. Forward-looking information in this release includes, but is not limited to, statements regarding: the Company’s business plans and objectives; the Company’s relationship with i2i, Native Ads, and Plutus; the impact of i2i, Native Ads, and Plutus on the Company; the Company’s growth strategy; the Company’s ability to create shareholder value; and other statements regarding future events, performance, or results.

Forward-looking information is based on management’s reasonable assumptions at the date such statements are made, including, but not limited to: the Company will be able to fund the cash consideration required in the applicable agreements as and when required; i2i, Native Ads, and Plutus will perform the services contemplated by their agreements in a timely and satisfactory manner; i2i, Native Ads, and Plutus’ engagements with the Company will have the intended effect; the Company and i2i, Native Ads, and Plutus will work positively together in compliance with applicable laws and exchange requirements; and the absence of material adverse changes in applicable laws, regulations, or the business environment.

Forward-looking information is subject to known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: the risk that one or more of the service providers does not perform its obligations as anticipated, or that the scope, timing, or effectiveness of the services differs from the Company’s expectations; the risk that the Company modifies suspends or terminates one or more of the engagements due to business considerations, regulatory considerations or market conditions; risks inherent in IT infrastructure and cryptocurrency mining businesses; fluctuations in power costs, Bitcoin prices, and network difficulty; reliance on key personnel; risks related to insurance, litigation, and regulatory compliance; risks associated with the Company’s limited operating history and ability to manage growth; risks relating to political and economic conditions; local laws may impact Bitzero’s business; and other risks described under “Risk Factors” in the Company’s public disclosure documents available on SEDAR+ at www.sedarplus.ca.

Readers are cautioned not to place undue reliance on forward-looking information. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.